Exhibit 21.1

SUBSIDIARIES OF
ZOVIO INC
AS OF DECEMBER 31, 2020

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF ZOVIO INC:
Maverick, LLC	California
Bridgepoint Education Real Estate Holdings, LLC	Iowa
Insource Shared Services, LLC	Delaware
Ed Tech Platform, LLC	Delaware
Fullstack Academy, LLC	Delaware
TutorMe, LLC	California

SUBSIDIARIES OF MAVERICK, LLC:
Center Leaf Partners, LLC	Iowa

SUBSIDIARIES OF TUTORME, LLC:
TutorMe RUS LLC	Russia